# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stagwell Inc, CIK 0000876883
CUSIP: 85256A109
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, FLOOR 65, ONE WORLD TRADE CENTER, FLOOR 65, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 07/17/2025
Amends the filing with accession number 0001437749-19-005624
Filed by CIK 0001771444
Persons authorized to receive notices and communications: Mark J. Penn, c/o The Stagwell Group LLC, 1808 I Street, NW, 6th Floor, Washington, District Of Columbia (DC), 20006, (917) 765-2638

## Reporting persons
- Penn Mark Jeffery (CIK 0001771735): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 31,118,697; shared voting power 0; sole dispositive power 31,118,697; shared dispositive power 0; aggregate amount beneficially owned 31,118,697 (11.6% of the class)
- Stagwell Agency Holdings LLC (CIK 0001771728): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stagwell Group LLC (CIK 0001771444): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stagwell Media LP (CIK 0001876672): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Stagwell Inc
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, FLOOR 65, ONE WORLD TRADE CENTER, FLOOR 65, NEW YORK, New York (NY), 10007
Comment:
This Amendment No. 17 to Schedule 13D (this "Amendment No. 17") is being filed jointly by: (i) Stagwell Agency Holdings LLC, a Delaware limited liability company, (ii) The Stagwell Group LLC, a Delaware limited liability company ("Stagwell Group"), (iii) Stagwell Media LP, a Delaware limited partnership ("Stagwell Media"), and (iv) Mark J. Penn, a United States citizen (collectively, the "Reporting Persons" and each, individually, a "Reporting Person"), and relates to the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of Stagwell Inc. (the "Issuer"). This Amendment No. 17 amends the original statement on Schedule 13D filed jointly by Stagwell Agency Holdings LLC, The Stagwell Group LLC, and Mark J. Penn with the Securities and Exchange Commission on March 25, 2019, as amended by Amendment No. 1 on June 26, 2020, Amendment No. 2 on October 4, 2020, Amendment No. 3 on December 22, 2020, Amendment No. 4 on June 7, 2021, Amendment No. 5 on June 14, 2021, Amendment No. 6 on June 17, 2021, Amendment No. 7 on July 9, 2021, Amendment No. 8 on July 16, 2021, Amendment No. 9 on August 4, 2021, Amendment No. 10 on October 7, 2021, Amendment No. 11 on February 7, 2022, Amendment No. 12 on March 14, 2023, Amendment No. 13 on May 19, 2023, Amendment No. 14 on April 2, 2025 ("Amendment No. 14"), Amendment No. 15 on April 8, 2025 ("Amendment No. 15") and Amendment No. 16 on April 18, 2025 ("Amendment No. 16") (as so amended, the "Schedule 13D"), with respect to the Class A Common Stock.

This Amendment No. 17 amends the Schedule 13D as set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning given to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) This Amendment No. 17 is being filed by the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The disclosure set forth under Item 4 of this Amendment No. 17 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 17, 2025, Stagwell Group distributed all of its remaining 22,296,375 shares of Class A Common Stock to Mark J. Penn in accordance with its organizational documents.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Subparts (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

Calculations of the percentage of shares of Class A Common Stock beneficially owned assume a total of 267,682,735 issued and outstanding shares of Class A Common Stock as of the date hereof.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Class A Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 17 and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, Mark J. Penn directly holds 31,118,697 shares of Class A Common Stock, of which 640,988 are unvested shares of restricted stock that are not scheduled to vest until March 1, 2026, subject to achievement of financial performance targets and continued employment. In addition, as of the date hereof, Mr. Penn directly holds (i) 191,733 restricted stock units that are not scheduled to vest until March 7, 2026, subject to continued employment (ii) 1,500,000 SARs granted on December 14, 2021 with a base price of $8.27 per share, all of which are vested and exercisable as of the date hereof and (iii) 225,000 SARs granted on March 1, 2023 with a base price of $6.79 per share, of which 150,000 are vested and exercisable as of the date hereof and 75,000 vest on March 1, 2026.

Stagwell Group is the general partner and manager of Stagwell Media and is the manager of Stagwell Agency Holdings LLC, which is a subsidiary of Stagwell Media. Mark J. Penn is the controlling person of Stagwell Group. Mark J. Penn is the controlling person of Stagwell Media.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.
Transactions in the class effected during the past sixty days:
Subpart (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

No transactions in shares of Class A Common Stock were effected by any Reporting Person during the sixty days before the date hereof, except (i) as set forth in this Amendment No. 17 and (ii) on May 21, 2025, Mark J. Penn purchased 10,000 shares of Class A Common Stock in an open market purchase.

Neither the filing of this Amendment No. 17 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of its or his pecuniary interest therein, if any, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any Reporting Person is a member of a "group" for the purposes of Sections 13(d) or 13(g) of the Exchange Act.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosure set forth under Item 4 of this Amendment No. 17 is incorporated herein by reference.

## Signatures
- Penn Mark Jeffery: /s/ Mark J. Penn, Mark J. Penn (07/21/2025)
- Stagwell Agency Holdings LLC: /s/ Mark J. Penn, Mark J. Penn, Manager (07/21/2025)
- Stagwell Group LLC: /s/ Mark J. Penn, Mark J. Penn, Manager (07/21/2025)
- Stagwell Media LP: /s/ Mark J. Penn, Mark J. Penn, Manager (07/21/2025)